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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                              PEASE OIL & GAS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   705019404
                                 --------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 705019404


                                       13G
--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           (A) KAIM NON-TRADITIONAL, L.P. - 95-4486379
           (B) RICHARD A. KAYNE           - ###-##-####
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ ]
                                                                 (b)   [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           (A) IS A CALIFORNIA LIMITED PARTNERSHIP
           (B) IS A U.S. CITIZEN
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER
                                            (A) 0
                                            (B) 0
                                  ----------------------------------------------

          NUMBER OF               6         SHARED VOTING POWER
            SHARES                          (A) 1,799,999
         BENEFICIALLY                       (B) 1,799,999
           OWNED BY               ----------------------------------------------
             EACH
          REPORTING
            PERSON                7         SOLE DISPOSITIVE POWER
             WITH
                                            (A) 0
                                            (B) 0
                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            (A) 1,799,999
                                            (B) 1,799,999
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (A) 1,799,999
           (B) 1,799,999
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           (A) 11.43%
           (B) 11.43%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           (A) IA
           (B) IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote

        (ii)  shared power to vote or to direct the vote

       (iii)  sole power to dispose or to direct the disposition of

        (iv)  shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13-d(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ------------------------------
                                                     Date
                     SEE ATTACHED

                                     ------------------------------
                                                  Signature


                                     ------------------------------
                                                  Name/Title

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1

                          Pease Oil & Gas Co. (Issuer)
                         ******************************


                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 10, 1998
-------------------------------
           Date


    /s/ RICHARD A. KAYNE
-------------------------------
       Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:  /s/ DAVID J. SHLADOVSKY
        -------------------------------------
        David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G

                             *********************

Item 1.    (a)  Issuer:               Pease Oil & Gas Co.
           (b)  Address:              751 Horizon Court, Suite 203
                                      Grand Junction, CO 81506

Item 2.    (a)  Filing Persons:       KAIM Non-Traditional, L.P.
           (b)  Addresses:            1800 Avenue of the Stars, 2nd Floor
                                      Los Angeles, CA  90067

                                      Richard A. Kayne
                                      1800 Avenue of the Stars, 2nd Floor
                                      Los Angeles, CA  90067

           (c)  Citizenship:          KAIM Non-Traditional, L.P. is a California
                                      limited partnership
                                      Richard A. Kayne is a U.S. citizen

           (d)  Title of Class
                of Services:          Common Stock

           (e)  Cusip Number:         705019404

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e) KAIM Non-Traditional, L.P. is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.    Ownership

           (a)  Amount Beneficially Owned:

                         Four investment limited partnerships      1,769,999

                         Managed accounts                             30,000
                                                                   ---------
                                                       Total       1,799,999


           (b)  Percent of Class:             11.43%


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               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



     February 10, 1998
-------------------------------
            Date

     /s/ RICHARD A. KAYNE
-------------------------------
       Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: /s/ DAVID J. SHLADOVSKY
       -------------------------------
       David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1
                                  (cover page)

                          Pease Oil & Gas Co. (Issuer)
                           **************************


Box 9. The reported shares are owned by five investment accounts (including four investment limited partnerships and an offshore corporation) managed, with discretion to purchase or sell securities, by KAIM Non-Traditional, L.P., a registered investment adviser.

         KAIM Non-Traditional, L.P., is the sole or managing general partner of three of the limited partnerships and a co-general partner of the fourth. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the sole general partner of KAIM Non-Traditional, L.P. Mr. Kayne is also the managing general partner of one of the limited partnerships and a limited partner of each of the limited partnerships. KAIM Non-Traditional, L.P. is an investment manager of the offshore corporation.

         KAIM Non-Traditional, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in the limited partnerships and by virtue of his indirect interest in the interest of KAIM Non-Traditional, L.P. in the limited partnerships.

                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Pease Oil & Gas Co.





Dated:  February 10, 1998


 /s/ RICHARD A. KAYNE
-----------------------
     Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By: /s/ DAVID J. SHLADOVSKY
            -------------------------------
            David J. Shladovsky, Secretary